SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

12 June 2018

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 12 June 2018 re: Director/PDMR Shareholding

12 June 2018

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

Sharesave Exercise

The Group announces that on 7 June 2018 the following PDMR acquired Shares at 60.02 pence per share following the exercise of an option pursuant to the terms and conditions of the Lloyds Banking Group Sharesave Scheme 2007 (the "Scheme").

Name	Number of Shares Acquired
Janet Pope	14,995

Monthly Partnership and Matching Shares
In respect of the monthly acquisition of Partnership Shares and award of Matching Shares under the SIP, made on 11 June 2018, details are provided below in respect of those PDMRs who are participants in the SIP.

The notifications below, made in accordance with the requirements of the EU Market Abuse Regulation, provides further detail.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Corporate Media
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.6289	239
	Matching Award	GBP00.0000	71

d)	Aggregated information - Aggregated volume - Price	310 See 4(c)
e)	Date of the transaction	11 June 2018
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Culmer
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.6289	199
	Matching Award	GBP00.0000	71

d)	Aggregated information - Aggregated volume - Price	270 See 4(c)
e)	Date of the transaction	11 June 2018
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Juan Colombás
2	Reason for the notification
a)	Position/status	Chief Operating Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.6289	199
	Matching Award	GBP00.0000	71

d)	Aggregated information - Aggregated volume - Price	270 See 4(c)
e)	Date of the transaction	11 June 2018
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Karin Cook
2	Reason for the notification
a)	Position/status	Group Services Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.6289	239
	Matching Award	GBP00.0000	71

d)	Aggregated information - Aggregated volume - Price	310 See 4(c)
e)	Date of the transaction	11 June 2018
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance and Wealth
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.6289	238
	Matching Award	GBP00.0000	71

d)	Aggregated information - Aggregated volume - Price	309 See 4(c)
e)	Date of the transaction	11 June 2018
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zak Mian
2	Reason for the notification
a)	Position/status	Group Director, Transformation
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.6289	48
	Matching Award	GBP00.0000	71

d)	Aggregated information - Aggregated volume - Price	119 See 4(c)
e)	Date of the transaction	11 June 2018
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Janet Pope
2	Reason for the notification
a)	Position/status	Chief of Staff and Group Director, Corporate Affairs and Responsible Business & Inclusion
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.6289	199
	Matching Award	GBP00.0000	71

d)	Aggregated information - Aggregated volume - Price	270 See 4(c)
e)	Date of the transaction	11 June 2018
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of an option under the Group's Sharesave Scheme.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.6002	14,995

d)	Aggregated information - Aggregated volume - Price	N/A (Single Transaction)
e)	Date of the transaction	7 June 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shelley
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.6289	239
	Matching Award	GBP00.0000	71

d)	Aggregated information - Aggregated volume - Price	310 See 4(c)
e)	Date of the transaction	11 June 2018
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jen Tippin
2	Reason for the notification
a)	Position/status	Group People & Productivity Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.6289	48
	Matching Award	GBP00.0000	71

d)	Aggregated information - Aggregated volume - Price	119 See 4(c)
e)	Date of the transaction	11 June 2018
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 12 June 2018